UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*
___________________________

Switch, Inc.
(Name of Issuer)

___________________________

Class A Common Stock, $0.001 par value per share
(Title of class of securities)

87105L104
(CUSIP number)

December 31, 2017
(Date of event which requires filing of this statement)

___________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise

CUSIP No. 87105L104	SCHEDULE 13G	Page 2 of 7 Pages

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Erin Thomas Morton
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power: 5,598,246 (1)(2) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 5,598,246 (1)(2) 8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,598,246 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 13.5% (3)
12.	Type of Reporting Person: IN

(1)
Includes Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit. The shares of Class B common stock: (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

(2)
Represents (i) 300,000 shares of Class A common stock; (ii) 527,914 Common Units and associated shares of Class B common stock, some of which are subject to vesting; (iii) fully vested stock options to acquire 1,447,805 shares of Class A common stock; and (iv) 3,322,527 Common Units and associated shares of Class B common stock held by an affiliated company of Mr. Morton over which Mr. Morton has voting and dispositive control and full pecuniary interest in.

CUSIP No. 87105L104	SCHEDULE 13G	Page 3 of 7 Pages

(3)
Based upon 35,937,500 shares of the Issuer’s Class A common stock outstanding as of November 10, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017 and the securities deemed beneficially held by Mr. Morton. The total securities currently deemed beneficially owned by Mr. Morton represent less than 1% of the total voting power of the Issuer.

CUSIP No. 87105L104	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.	(a) Name of Issuer:

Switch, Inc.

(a)	Address of Issuer's Principal Executive Offices:

7135 S. Decatur Boulevard
Las Vegas, NV 89118

Item 2.	(a) Name of Person Filing:

Erin Thomas Morton

(a)	Address or Principal Business Office or, if none, Residence:

C/O Switch, Inc.
7135 South Decatur Boulevard
Las Vegas, NV 89119

(b)	Citizenship or Place of Organization:

United States

(c)	Title of Class of Securities:

Class A common stock, par value $0.001 per share

(d)	CUSIP Number:

87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

CUSIP No. 87105L104	SCHEDULE 13G	Page 5 of 7 Pages

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	5,598,246	(1)(2)(3)
(b)	Percent of class:	13.5%	(4)
	Voting power	Less than 1%	(4)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	5,598,246	(1)(2)(3)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	5,598,246	(1)(2)(3)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)
Includes Common Units and associated Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit.. The shares of Class B common stock: (i) confer only voting rights (one voter per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

(2)
Represents (i) 300,000 shares of Class A common stock; (ii) 527,914 Common Units and associated shares of Class B common stock, some of which are subject to vesting (see Footnote 3); (iii) fully vested options to acquire 1,447,805 shares of Class A common stock granted by the Issuer; and (iv) 3,322,527 Common Units and associated shares of Class B common stock held by an affiliated company of Mr. Morton over which Mr. Morton has voting and dispositive control and full pecuniary interest in.

(3)
Includes 283,287 Common Units and associated Class B common stock subject to vesting over four years as follows: 11,804 units on the first eight quarterly anniversaries of the closing of the Issuer’s initial public offering that occurred on October 11. 2017; and 23,607 on each quarterly anniversary thereafter (except the last quarterly anniversary, which will be 23,606), subject to continued service and acceleration upon certain events.

(4)
Based upon 35,937,500 shares of the Issuer’s Class A common stock outstanding as of November 10, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017 and the securities deemed beneficially held by Mr. Morton. The total securities currently deemed beneficially owned by Mr. Morton represent less than 1% of the total voting power of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018	Erin Thomas Morton /s/ Erin Thomas Morton